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                                          Filed by Marvell Technology Group Ltd.
                     Filed pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934
                                        Subject Company: Galileo Technology Ltd.
                                                  Commission File No.: 333-50206

                                The following is a press release disseminated by
                              Marvell Technology Group Ltd. on November 28, 2000


NEWS RELEASE

               MARVELL TECHNOLOGY GROUP LTD. ANNOUNCES PROGRESS ON
                     ACQUISITION OF GALILEO TECHNOLOGY LTD.

Sunnyvale, Calif. (November 28, 2000) - Marvell Technology Group Ltd. (NASDAQ:MRVL) today reported that it continues to make progress toward completing its acquisition of Galileo Technology Ltd. (NASDAQ:GALT).

On October 17, 2000, Marvell and Galileo announced that their boards of directors unanimously approved a definitive agreement under which Marvell will acquire Galileo. Depending upon the timing of final regulatory and shareholder approvals, the merger is expected to close in the first calendar quarter of 2001.

"Both Marvell and Galileo are working diligently toward the completion of this acquisition, which will combine two leading companies into an IC-communications powerhouse," said Dr. Sehat Sutardja, President and CEO of Marvell Technology Group Ltd. "Since announcing this proposed business combination, we have made the required filings under the Hart Scott Rodino Antitrust Improvement Act and filed our preliminary joint proxy-prospectus with the Securities and Exchange Commission. Because Galileo is incorporated in Israel, we also filed our Merger Proposal before the Israeli Companies Registrar, which began the 70-day waiting period under Israeli law."

Additionally, Marvell and Galileo recently posted "Frequently Asked Questions" about the proposed merger on their Web sites to aid shareholders in better understanding the technologies of both companies, the near-term and longer-term synergies expected from the merger, and the proposed transaction itself. These "FAQs" can be accessed at www.marvell.com or at www.galileot.com.

ABOUT MARVELL

Marvell comprises Marvell Technology Group Ltd. (MTGL) and its subsidiaries, Marvell Semiconductor Inc. (MSI), Marvell Asia Pte Ltd. (MAPL) and Marvell Japan K.K. (MJKK). On behalf of MTGL, MSI designs, develops and markets integrated circuits utilizing proprietary Communications Mixed-Signal Processing (CMSP) and digital signal processing technologies for broadband communications-related and data storage markets. MAPL is headquartered in Singapore and is responsible for Marvell's production and distribution operations. As used in this release, the terms "Company" and "Marvell" refer to the entire group of companies. The Company's proprietary CMSP technology combines custom digital signal processing algorithms to allow technology customers to store and move digital data on demand at high data access rates. The Company initially focused its core technology on the data storage market. The Company more recently applied its technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media. MSI is headquartered at 645 Almanor Ave., Sunnyvale, Calif., 94085; phone: (408) 222-2500, fax: (408) 328-0120.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release may contain forward-looking statements based on the current expectations or beliefs of Marvell's management and the management of Galileo Technology Ltd. and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," and "continue," and other

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similar words. The forward-looking statements contained in this release address the strategic business combination of Marvell and Galileo. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Marvell and Galileo businesses will not be integrated successfully; costs related to the business combination; failure of the Marvell or Galileo shareholders to approve the business combination; inability to obtain or meet conditions imposed for governmental approvals for the merger, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers.

For other factors that could cause Marvell's or Galileo's results to vary from expectations, please see the "Risk Factors" section of Marvell's Joint Proxy/Prospectus on Form S-4 relating to the proposed business combination of Marvell and Galileo, Marvell's Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and Galileo's most recent report on Form 20-F filed with the SEC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Marvell and Galileo have jointly prepared a proxy statement/prospectus regarding the business combination referenced in these materials. Marvell filed the joint proxy statement/prospectus with the SEC on November 17, 2000. Investors and security holders are urged to read the joint proxy statement/prospectus, because it contains important information. Security holders may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Marvell and Galileo at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The proxy statement/prospectus and the other documents may also be obtained free of charge by contacting Marvell Semiconductor, Inc.,
Attention: Director of Investor Relations, 645 Almanor Ave., Sunnyvale, CA 94085, 408-522-2032, and/or Galileo Technology, Inc., Attention: Director of Investor Relations, 142 Charcot Ave., San Jose, CA 95131, 408- 367-1400. We urge you to carefully read the entire joint proxy statement/prospectus before making a decision on the business combination.

Marvell and Galileo and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders of Marvell and Galileo in favor of the adoption of the merger agreement. A description of any interests that Marvell's and Galileo's directors and executive officers have in the merger is set forth in the joint proxy statement/prospectus.